                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                                  DYNAMEX INC.
                                  ------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    26784F103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /  /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------

1    The  remainder  of  this  cover  page  shall  be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                     ----------------------
CUSIP No. 26784F103                   13D                    Page 2 of 7 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    917,519
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               917,519
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     917,519
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 26784F103                   13D                    Page 3 of 7 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    917,519
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               917,519
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     917,519
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 26784F103                   13D                    Page 4 of 7 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    917,519
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               917,519
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     917,519
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 26784F103                   13D                    Page 5 of 7 Pages
---------------------                                     ----------------------

          The following  constitutes  Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

    Item 3 is hereby amended and restated to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The  aggregate  purchase  price of the 917,519  Shares of Common Stock owned by Steel Partners II is $1,433,853,  including brokerage commissions.  The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

    The second  paragraph  of Item 5(a) is hereby amended  and  restated to read as follows:

          As of the close of  business  on March 24,  2004,  Steel  Partners  II beneficially owned 917,519 Shares, constituting approximately 8.1% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  917,519  Shares  owned by Steel  Partners  II, constituting approximately 8.1% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 917,519 Shares owned by Steel Partners II,  constituting  approximately 8.1%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 917,519 Shares owned by Steel Partners II by virtue of his  authority  to vote and  dispose of such  Shares.  All of such  Shares  were acquired in open-market  transactions,  except for up to 4,500 Shares which were transferred  to Steel  Partners  II  directly  from  the  account  of a  foreign investment  fund which was  previously  managed on a  discretionary  basis by an entity previously known as Steel Partners Services,  Ltd., an affiliate of Steel
Partners II, pursuant to an investment management agreement.

    Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions by the Reporting
Persons in the Issuer's  Common Stock since the filing of Amendment No. 6 to the
Schedule 13D. All of such transactions were effected in the open market.

---------------------                                     ----------------------
CUSIP No. 26784F103                   13D                    Page 6 of 7 Pages
---------------------                                     ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:      March 25, 2004                STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                           /s/  Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

---------------------                                     ----------------------
CUSIP No. 26784F103                   13D                    Page 7 of 7 Pages
---------------------                                     ----------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D
 ----------------------------------------------------------------------------------
   Shares of Common Stock             Price Per                   Date of
     Purchased/(Sold)                 Share($)                 Purchase/(Sale)
     ----------------                 --------                 ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

           (76,400)                   12.4877                     (3/11/04)

           (50,000)                   12.7950                     (3/15/04)

            (3,000)                   12.9000                     (3/16/04)

            (6,300)                   12.8013                     (3/19/04)

            (5,300)                   12.8011                     (3/22/04)

           (29,300)                   12.8801                     (3/23/04)

           (25,000)                   12.9264                     (3/24/04)

                             STEEL PARTNERS, L.L.C.
                             ----------------------

                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------

                                      None